UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pope Resources, a Delaware Limited Partnership

(Name of Issuer)

Partnership Units

(Title of Class of Securities)

732857 10 7

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 732857-10-7	Page 2 of 6

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James H. Dahl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 282,329 (Note 1)
	6	SHARED VOTING POWER 147,286 (Note 2)
	7	SOLE DISPOSITIVE POWER 282,329 (Note 1)
	8	SHARED DISPOSITIVE POWER 147,286 (Note 2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,615 (Notes 1 and 2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.791%
12	TYPE OF REPORTING PERSON* IN

FOOTNOTES

Note 1: James H. Dahl is the direct beneficial owner of 145,952 Partnership Units of Pope Resources, a Delaware Limited Partnership. Mr. Dahl owns the other 136,377 Partnership Units through various trusts over which Mr. Dahl retains sole voting and investment power, as follows:

(i) 19,067 Partnership Units held by IRA FBO James H. Dahl (ROTH Conversion Account).

(ii) 23,530 Partnership Units held by IRA FBO James H. Dahl (ROTH II Account).

(iii) 71,624 Partnership Units held by IRA FBO James H. Dahl.

(iv) 22,156 Partnership Units held by Kathleen M Dahl Irrevocable Trust.

Note 2: James H. Dahl shares voting and dispositive power with respect to an additional 147,286 Partnership Units as follows:

(i) 96,157 Partnership Units held by James H. Dahl Trust FBO Kathryn Whitten Dahl.

(ii) 21,879 Partnership Units held by James H. Dahl Trust FBO James Andrew Dahl.

(iii) 29,250 Partnership Units held by Dahl Family Foundation, Inc.**

**	Neither James H. Dahl nor any member of his family have any pecuniary interest in Units held by the Dahl Family Foundation, Inc.

Item 1.	(a)	Name of Issuer:

Pope Resources, a Delaware Limited Partnership

	(b)	Address of Issuer’s Principal Executive Offices

19245 10th Avenue NE Poulsbo, WA 98370

Item 2.	(a)	Name of Person Filing:

James H. Dahl

	(b)	Address of Principal Business Office or, if none, Residence:

501 Riverside Avenue Jacksonville, FL 32202

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Partnership Units

	(e)	CUSIP Number:

732857 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15. U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

	(k)	☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution In accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

429,615 Units*

(b) Percent of class:

9.791%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

282,329 Units (Note 1)

(ii) Shared power to vote or to direct the vote:

147,286 Units (Note 2)

(iii) Sole power to dispose or to direct the disposition of:

282,329 Units (Note 1)

(iv) Shared power to dispose or to direct the disposition of:

147,286 Units (Note 2)

Note 1: James H. Dahl is the direct beneficial owner of 145,952 Partnership Units of Pope Resources, a Delaware Limited Partnership. Mr. Dahl owns the other 136,377 Partnership Units through various trusts over which Mr. Dahl retains sole voting and investment power, as follows:

(i) 19,067 Partnership Units held by IRA FBO James H. Dahl (ROTH Conversion Account).

(ii) 23,530 Partnership Units held by IRA FBO James H. Dahl (ROTH II Account).

(iii) 71,624 Partnership Units held by IRA FBO James H. Dahl.

(iv) 22,156 Partnership Units held by Kathleen M Dahl Irrevocable Trust.

Note 2: James H. Dahl shares voting and dispositive power with respect to an additional 147,286 Partnership Units as follows:

(i) 96,157 Partnership Units held by James H. Dahl Trust FBO Kathryn Whitten Dahl.

(ii) 21,879 Partnership Units held by James H. Dahl Trust FBO James Andrew Dahl.

(iii) 29,250 Partnership Units held by Dahl Family Foundation, Inc.**

**     Neither James H. Dahl nor any member of his family have any pecuniary interest in Units held by the Dahl Family Foundation, Inc.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

In applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8.	Identification and Classification of members of the Group

Inapplicable

Item 9.	Notice of Dissolution of Group

Inapplicable

Item 10.	Certification

Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2012

By:	/s/ James H. Dahl
	Name:	James H. Dahl
Title: [SEE SIGNATURE EX. 1.1]

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1.1

By:	/s/ James H. Dahl
James H. Dahl
James H. Dahl, individually and as
Trustee of each of IRA FBO James H. Dahl
(ROTH Conversion Account), IRA FBO James H. Dahl (ROTH II Account), IRA FBO James H. Dahl, and Kathleen M. Dahl Irrevocable Trust

By:	/s/ William L. Dahl
William L. Dahl
Trustee of each of James H. Dahl Trust FBO
Kathryn Whitten Dahl, James H. Dahl Trust FBO James Andrew Dahl and Dahl Family Foundation, Inc.